RUSKIN MOSCOU FALTISCHEK, P.C.

East Tower, 15th Floor

1425 RXR Plaza

Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514

Writer’s Direct Fax:  (516) 663-6714

Writer’s E-Mail:  rsatin@rmfpc.com

August 30, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  James Allegretto, Senior Assistant Chief Accountant

Re:

PSI Corporation (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed on August 30, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to telephonic comments of the Staff with respect to the Company’s filing on August 30, 2011 of its Preliminary Information Statement on Schedule 14C (the “Information Statement”).  We respectfully advise that the Information Statement was filed in error and is hereby withdrawn.  In addition, please note that the Company’s definitive proxy material (File No. 00020317) will be mailed to all of the Company’s stockholders, with the results of the proxy solicitation filed in a Current Report on Form 8-K.

Should you have any questions, please do not hesitate to contact my office.

With kind regards.

Very truly yours,

/s// Richard G. Satin

RICHARD G. SATIN

RGS:kad

For the Firm

cc:  Angie Kim

       Brigitte Lippmann